                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D
                                    (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No.    5   )1

                                The Loewen Group Inc.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                           Common shares without par value
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     54042L 10 0
                       ----------------------------------------
                                    (CUSIP Number)

                                     Tina Swinton
                                Loewen Capital Corporation
            4126 Norland Avenue, Burnaby, British Columbia Canada V5G 3S8
                                    (604) 293-9231
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive
                             Notices and Communications)

                                   November 2, 1998
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                            (Continued on following pages)


----------     1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 9 Pages

                                     SCHEDULE 13D


---------------------------                            ------------------------
 CUSIP No.   54042 L 10 0                                Page  2  of  9  Pages
---------------------------                            ------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          3546373 Canada Inc. (formerly known as Loewen Financial Inc.)

-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                      (b) / /

-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

          N/A

-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                   / /

-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada
-------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                       0
                 --------------------------------------------------------------
    NUMBER OF     8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY         0
    OWNED BY     --------------------------------------------------------------
      EACH        9  SOLE DISPOSITIVE POWER
    REPORTING
     PERSON            0
      WITH       --------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                       0
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                          / /

-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON *

          CO
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D


--------------------------                             -------------------------
 CUSIP No.  54042 L 10 0                                 Page  3  of  9  Pages
--------------------------                             -------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Raymond L. Loewen

--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /   /
                                                                    (b)  /   /

--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                  /   /

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER

                            1,477,664
                  --------------------------------------------------------------
    NUMBER OF      8   SHARED VOTING POWER
      SHARES
   BENEFICIALLY             0
     OWNED BY     --------------------------------------------------------------
       EACH        9   SOLE DISPOSITIVE POWER
    REPORTING
      PERSON                1,477,664
       WITH       --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,477,664
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                         / X /

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.0

--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON *

          IN
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D


--------------------------                             -------------------------
 CUSIP No.  54042 L 10 0                                 Page  4  of  9  Pages
--------------------------                             -------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Anne Loewen

--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  /   /
                                                                 (b)  /   /

--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                               /   /

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER

                             2,254,838

                   -------------------------------------------------------------
                    8   SHARED VOTING POWER
     NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY       9   SOLE DISPOSITIVE POWER
       EACH
     REPORTING               2,254,838
      PERSON       -------------------------------------------------------------
       WITH         10  SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,254,838
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                      /   /

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.0
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON *

          IN
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.     SECURITY AND ISSUER

            The class of equity securities to which this statement
("Statement") relates is the Common shares without par value ("Common Shares") of The Loewen Group Inc., a corporation organized under the laws of British Columbia, Canada ("TLGI"). TLGI owns and operates more than 1,100 funeral homes and over 500 cemeteries across the United States, Canada and the United Kingdom. The principal executive offices of TLGI are located at 4126 Norland Avenue, Burnaby, British Columbia, Canada V5G 3S8.

ITEM 2.     IDENTITY AND BACKGROUND

            This Statement is filed by 3546373 Canada Inc., a corporation organized under the Canada Business Corporations Act and formerly known as Loewen Financial Inc., a corporation organized under the laws of British Columbia, Canada ("LFI"), Raymond L. Loewen, an individual, and Anne Loewen, an individual. Raymond L. Loewen and Anne Loewen are husband and wife. The business address of LFI, Raymond L. Loewen and Anne Loewen is 4126 Norland Avenue, Burnaby, British Columbia, Canada V5G 3S8.

            Raymond L. Loewen is the sole shareholder and sole director of LFI. The only officers of LFI are Raymond L. Loewen, president, and Tina Swinton, secretary. On October 6, 1998, Mr. Loewen resigned as Chief Executive Officer and President of TLGI. His current principal occupation is Co-Chairman of the TLGI Board of Directors. The principal occupation of Tina Swinton is Vice President, Finance of Loewen Capital Corporation, a corporation organized under
the laws of British Columbia, Canada.   The principal business address of each
of TLGI and Loewen Capital Corporation is 4126 Norland Avenue, Burnaby, British Columbia, Canada V5G 3S8. Anne Loewen is not employed.

            During the last five years, none of LFI, Raymond L. Loewen, Anne Loewen and Tina Swinton has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Raymond L. Loewen, Anne Loewen and Tina Swinton are citizens of Canada.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            This Statement is being filed to report the transfer by LFI and Raymond L. Loewen, pursuant to the Sale Agreement (as defined in Item 4 below), of 10,062,125 Common Shares actually owned by them or by certain entities controlled by them. See Item 4 below. Raymond L. Loewen used personal funds to finance his purchases of the 10,743 Common Shares actually owned by him. The remaining 1,466,921 Common Shares beneficially owned by Raymond L. Loewen are shares which Mr. Loewen has the right to acquire within 60 days of November 2, 1998, pursuant to options granted to Mr. Loewen under TLGI's employee stock


                                  Page 5 of 9 Pages
option plans (the "Stock Options"). Raymond L. Loewen also holds options to acquire an additional 240,300 Common Shares, which options will become exercisable from time to time beginning in May 1999. Under the TLGI 1994 Management Equity Investment Plan, Raymond L. Loewen was granted certain rights, and has certain obligations, to acquire an additional 2,000,000 Common Shares, beginning in June 1999.

            Anne Loewen used personal funds to finance her purchases of Common Shares. Anne Loewen's most recent purchase of Common Shares was made in February 1994.

ITEM 4.     PURPOSE OF TRANSACTION

            Prior to November 2, 1998, an aggregate of 10,062,125 Common Shares beneficially owned by LFI and Raymond L. Loewen (the "Pledged Shares") were pledged to Canadian Imperial Bank of Commerce, a Canadian chartered bank (the "Bank"), pursuant to the Credit Agreement dated as of October 23, 1997, as amended and restated as of August 21, 1998 and further amended as of October 23, 1998 (the "Credit Agreement"). The Pledged Shares were directly held as follows: (i) 836,000 shares by Raymond L. Loewen; (ii) 5,107,600 shares by LFI,
(iii) 3,879,325 shares by Loewen Financial Limited Partnership, a limited partnership existing under the laws of Alberta in which LFI owns a 99.78% interest and is the sole general partner ("LFLP"); and (iv) 239,200 shares by Loewen Limited Partnership, a limited partnership existing under the laws of British Columbia in which Raymond L. Loewen owns a 99.99% interest and is the sole general partner ("LLP" and together with LFLP and LFI, the "Loewen Affiliates"). The Loewen Affiliates had guaranteed Raymond L. Loewen's obligations under the Credit Agreement (the "Guarantees"). On November 2, 1998, Raymond L. Loewen, the Loewen Affiliates and the Bank entered into an Agreement (the "Sale Agreement"), pursuant to which the Pledged Shares were transferred to the Bank by way of a sale. The purchase price paid or payable by the Bank for the Pledged Shares is (a) US$91,188,008 (the "Initial Consideration"), plus
(b) any Additional Consideration (as defined in Item 6 below) that may become payable under the Amended Credit Agreement (as defined below). A portion of the Initial Consideration was used to repay principal, interest and other amounts owing under the Credit Agreement, and the balance was deposited in a security account (the "Security Account"). The Credit Agreement was amended and restated as of November 2, 1998 (the "Amended Credit Agreement"), to fix the interest rate at 5.27% and to change the collateral securing Raymond L. Loewen's obligations under such agreement. Raymond L. Loewen's obligations to the Bank under the Amended Credit Agreement are secured by amounts held in the Security Account, Mr. Loewen's rights to receive Additional Consideration (as defined in
Item 6 below) and certain rights relating to the Stock Options. See Item 6. As of November 2, 1998, the Loewen Affiliates were released from their obligations and liabilities under the Guarantees.

            The Bank has indicated to Raymond L. Loewen that it intends to seek offers for the sale of the Pledged Shares; however, the Bank has agreed that, prior to December 2, 1998, it will not sell the Pledged Shares for less than US$16 per share, unless (a) the closing price of the Common Shares on the New York Stock Exchange falls below $8 per share or (b) Raymond L. Loewen consents to the sale. The Bank has engaged Raymond L. Loewen to assist and advise the Bank in its efforts to sell the Pledged Shares. See Item 6.


                                  Page 6 of 9 Pages

            Except as stated in this Item 4 and in Item 6, none of the reporting persons has any plans or proposals which would result in any of the events described in Item 4 (a) through (j).

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            (a) After giving effect to the transfer of the Pledged Shares to the Bank, as of November 2, 1998, Raymond L. Loewen beneficially owns 1,477,664 Common Shares, representing 2.0% of the Common Shares outstanding. 1,466,921 of such Common Shares are shares which Raymond L. Loewen has the right to acquire within 60 days of November 2, 1998, pursuant to the Stock Options. Anne Loewen beneficially owns 2,254,838 Common Shares, representing 3.0% of the Common Shares outstanding. Raymond L. Loewen disclaims beneficial ownership of the Common Shares held by Anne Loewen.

            (b) Raymond L. Loewen has sole voting and dispositive power with respect to the 10,743 Common Shares he actually owns. If Raymond L. Loewen exercises the Stock Options to acquire any of the 1,477,664 Common Shares underlying the Stock Options, he will have sole voting and dispositive power with respect to such shares, except that such powers may be limited by or shared with the Bank if the shares are pledged to the Bank under the Amended Credit Agreement. See Item 6 below. Anne Loewen has sole voting and dispositive power with respect to the 2,254,838 Common Shares she beneficially owns.

            (c) On November 2, 1998, pursuant to the terms of the Sale Agreement, all of the Pledged Shares were transferred to the Bank. See Items 4 and 6.

            (d) None of the persons named in paragraph (a) of this Item 5 is aware of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares currently beneficially owned by Raymond L. Loewen or Anne Loewen. If Common Shares owned or subsequently acquired by Raymond L. Loewen are pledged to the Bank, dividends and distributions paid in respect of such shares must be delivered to the Bank, to be held as additional collateral for Mr. Loewen's obligations under the Amended Credit Agreement. See Item 6 below.

            (e) As of November 2, 1998, each of LFI and Raymond L. Loewen ceased to be the beneficial owner of more than 5% of the Common Shares outstanding. See Item 4 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Pursuant to the Sale Agreement, if the Bank sells the Pledged Shares prior to November 1, 2000 and if the net proceeds from such sale (the "Sale Proceeds") exceed the Initial Consideration, then a portion of such excess proceeds based on the formula set forth in the Sale Agreement ("Additional Consideration") will be credited toward any obligations then payable by Raymond L. Loewen under the Amended Credit Agreement ("Current Obligations").

            On November 2, 1998, Raymond L. Loewen and the Bank entered into a letter agreement (the "Fee Agreement") pursuant to which Mr. Loewen has agreed to advise the Bank


                                  Page 7 of 9 Pages
with respect to the potential sale of the Pledged Shares. Under the Fee Agreement, if the Bank sells the Pledged Shares prior to March 31, 1999 and if the Sale Proceeds exceed the sum of the Initial Consideration and the Current Obligations, Raymond L. Loewen will be entitled to a portion of such excess proceeds, based on the formula set forth in the Fee Agreement.

            If the market value of the Common Shares exceeds the exercise price of any of the Stock Options and if the Bank loans to Mr. Loewen sufficient funds to pay the aggregate exercise price of such Stock Options, subject to certain exceptions, the Bank may require Mr. Loewen to exercise such Stock Options and acquire the underlying Common Shares. The exercise prices of the Stock Options range from Cdn.$15.75 to Cdn.$42.25. Common Shares acquired by any exercise of Stock Options that is required by the Bank would be pledged to the Bank to secure Raymond L. Loewen's obligations under the Amended Credit Agreement, and the amount advanced to Mr. Loewen to pay the exercise price would be added to the principal amount owing under the Amended Credit Agreement.

            The foregoing is qualified in its entirety by reference to the Sale Agreement and the Fee Agreement, each of which is filed as an exhibit to this Statement.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Joint Filing Agreement required by Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended*

Exhibit 2: Guarantee and Reimbursement Agreement dated June 13, 1995 between Raymond L. Loewen and LFI*

Exhibit 3: Agreement dated as of November 2, 1998, between Raymond L. Loewen, LFI, LFLP, LLP and the Bank

Exhibit 4: Fee Agreement dated as of November 2, 1998, between Raymond L. Loewen and the Bank


----------
* Previously filed.


                                  Page 8 of 9 Pages

SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 3, 1998             3546373 Canada Inc.



                                   By:  /s/ Raymond L. Loewen
                                       -----------------------------------------
                                   Name:    Raymond L. Loewen
                                         ---------------------------------------
                                   Title:  President
                                          --------------------------------------



                                    /s/ Raymond L. Loewen
                                   ---------------------------------------------
                                   Raymond L. Loewen



                                    /s/ Anne Loewen
                                   ---------------------------------------------
                                   Anne Loewen


                                  Page 9 of 9 Pages